UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-35976

Luxoft Holding, Inc
(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

Annual Meeting
In connection with the 2018 Annual Meeting of Shareholders of Luxoft Holding, Inc, a British Virgin Islands company (the “Company”), the Company hereby furnishes the following documents:

1.Notice of 2018 Annual Meeting of the Shareholders of Luxoft Holding, Inc and Proxy Statement (the “Proxy Statement”), dated August 14, 2018, to be mailed to the shareholders of the Company in connection with the 2018 Annual Meeting of the Company’s Shareholders, which is scheduled to be held on September 14, 2018 (the “2018 Annual Meeting”).

2.Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the 2018 Annual Meeting.

The Notice of 2018 Annual Meeting of the Shareholders of Luxoft Holding, Inc and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2. Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-208962, 333-200679 and 333-190301).

Amended and Restated Memorandum of Association and Articles of Association
As described in the Proxy Statement attached hereto as Exhibit 99.1, effective as of August 14, 2018, as part of the Board's ongoing review of corporate governance practices, the Company’s Board of Directors has adopted amendments to the Amended and Restated Memorandum of Association and Articles of Association (the “M&AA”) relating to (i) the procedures that shareholders must comply with in order to nominate directors and properly bring any business before shareholder meetings and (ii) clarifications regarding the ability of the Company’s shareholders to act by written consent.
Shareholder Action by Written Consent. Section 8.22 of the Articles of Association, as amended, clarifies that the ability of the Company’s shareholders to act by written consent shall remain in place for so long as IBS Group Limited and its affiliates hold more than 50% of the total voting power represented by the voting securities of the Company. The new Section 8.23 of the Articles of Association outlines the procedures that shareholders must comply with in order to nominate directors and properly bring any business before shareholder meetings.
Advance Notice Provisions. Among other things, as set forth in Section 8.23, for any business, including any nomination, to be properly brought before an annual shareholder meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Company, such notice to be delivered not less than 90 days nor more than 120 days prior to the one-year anniversary date of the immediately preceding annual meeting. The notice must also comply with the specific format requirements.
The foregoing description does not purport to be complete and is qualified in its entirety by reference to the M&AA, attached as Exhibit 99.3 to this form 6-K.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

	By:	/s/ Dmitry Loschinin
	Name:	Dmitry Loschinin
	Title:	Chief Executive Officer and President

Date: August 14, 2018

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

99.1
Notice of Annual Meeting and Proxy Statement, dated August 14, 2018, to be mailed to holders of the ordinary shares of the Company in connection with the Annual Meeting of Shareholders of Luxoft Holding, Inc scheduled to be held on September 14, 2018.

99.2
Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Annual Meeting of Shareholders of Luxoft Holding, Inc scheduled to be held on September 14, 2018.

99.3	Amended and Restated Memorandum of Association and Articles of Association of the Company.

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